

June 14, 2011

Via Mail and Facsimile (404-890-2060)

Jonathan J. Judge
Chief Executive Officer
First Data Corporation
5565 Glenridge Connector, NE
Suite 2000
Atlanta, GA 30342

> **Re:** **First Data Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 9, 2011**
> **File No. 001-11073**
> **Response Letter Filed May 31, 2011**

Dear Mr. Judge:

We refer you to our comment letter dated May 16, 2011 regarding possible business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
Assistant Director
Division of Corporation Finance